UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            IT&E INTERNATIONAL GROUP
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    45032A104
                                 (CUSIP Number)

                       COMVEST INVESTMENT PARTNERS II LLC
                      ONE NORTH CLEMATIS STREET, SUITE 300
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 868-6074

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                 AUGUST 29, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following [_] box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

CUSIP NO. 45032A104            AMENDED SCHEDULE 13D         Page 2 of 9 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     COMVEST INVESTMENT PARTNERS II LLC (01-0784781)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               264,239,235
     NUMBER OF           ------------------------------------------------------
       SHARES            8     SHARED VOTING POWER
   BENEFICIALLY                264,239,235
     OWNED BY            ------------------------------------------------------
       EACH              9     SOLE  DISPOSITIVE POWER
    REPORTING                  264,239,235
      PERSON             ------------------------------------------------------
       WITH              10    SHARED DISPOSITIVE POWER
                               264,239,235
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     264,239,235
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104            AMENDED SCHEDULE 13D         Page 3 of 9 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     COMVEST II PARTNERS, LLC (01-6228703)

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0
     NUMBER OF           ------------------------------------------------------
       SHARES            8     SHARED VOTING POWER
   BENEFICIALLY                264,239,235
     OWNED BY            ------------------------------------------------------
       EACH              9     SOLE  DISPOSITIVE POWER
    REPORTING                  0
      PERSON             ------------------------------------------------------
       WITH              10    SHARED DISPOSITIVE POWER
                               264,239,235
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     264,239,235
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104            AMENDED SCHEDULE 13D         Page 4 of 9 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     COMVEST GROUP HOLDINGS LLC (01-0622406)

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [_]
-------------------------------------------------------------------------------
6
     CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0
     NUMBER OF           ------------------------------------------------------
       SHARES            8     SHARED VOTING POWER
   BENEFICIALLY                264,239,235
     OWNED BY            ------------------------------------------------------
       EACH              9     SOLE  DISPOSITIVE POWER
    REPORTING                  0
      PERSON             ------------------------------------------------------
       WITH              10    SHARED DISPOSITIVE POWER
                               264,239,235
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     264,239,235
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104            AMENDED SCHEDULE 13D         Page 5 of 9 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     MICHAEL S. FALK
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0
     NUMBER OF           ------------------------------------------------------
       SHARES            8     SHARED VOTING POWER
   BENEFICIALLY                264,239,235
     OWNED BY            ------------------------------------------------------
       EACH              9     SOLE  DISPOSITIVE POWER
    REPORTING                  0
      PERSON             ------------------------------------------------------
       WITH              10    SHARED DISPOSITIVE POWER
                               264,239,235
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     264,239,235
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104            AMENDED SCHEDULE 13D         Page 6 of 9 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ROBERT L. PRIDDY
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0
     NUMBER OF           ------------------------------------------------------
       SHARES            8     SHARED VOTING POWER
   BENEFICIALLY                264,239,235
     OWNED BY            ------------------------------------------------------
       EACH              9     SOLE  DISPOSITIVE POWER
    REPORTING                  0
      PERSON             ------------------------------------------------------
       WITH              10    SHARED DISPOSITIVE POWER
                               264,239,235
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     264,239,235
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104            AMENDED SCHEDULE 13D         Page 7 of 9 Pages


         This Amendment No. 2 amends the Statement of Beneficial Ownership on
Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 21, 2005 and Amendment No. 1 to the Schedule 13D, filed with the Commission on January 13, 2006 (together, the "Schedule 13D"), by ComVest Investment Partners II LLC ("ComVest"), with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of IT&E International Group, a Nevada corporation with its principal executive offices located at 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended and restated in its entirety as follows as of the date hereof, to update information previously disclosed in the Schedule 13D:

         On November 9, 2005 (the "Initial Closing Date"), the Issuer and ComVest signed a Securities Purchase Agreement (the "Purchase Agreement") and consummated the transactions contemplated thereby. Pursuant to the terms and conditions set forth in the Purchase Agreement, ComVest received (i) a Senior Secured Convertible Promissory Note in the principal amount of $5,800,000 (the "Senior Secured Note") and (ii) warrants ("Warrants") to purchase up to 41,428,559 shares of Common Stock. The Issuer also granted ComVest an option to invest up to an additional $5,000,000 for the purchase of up to 5,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") convertible into 71,428,550 shares of Common Stock and Warrants for the purchase of up to 35,714,256 shares of Common Stock (the "Option"). In addition, ComVest and the Issuer entered into a Registration Rights Agreement on November 9, 2005 (the "Registration Rights Agreement").

         Pursuant to the Purchase Agreement, on December 22, 2005, ComVest invested an additional $4,500,000 for the purchase of an additional Senior Secured Promissory Note in the principal amount of $4,500,000 or up to 4,500 shares of Series D Preferred Stock and Warrants to purchase up to 32,142,847 shares of Common Stock (the "Second Closing").

         On March 2, 2006, the Issuer issued 11,500 shares of its Series D Preferred Stock upon the automatic conversion of outstanding promissory notes in the principal amount of $11,500,000 to the holders of such notes.

         The Series D Preferred Stock has the rights and preferences as set forth in the certificate of designation for such Series D Preferred Stock (the "Certificate of Designation"). Each share of Series D Preferred Stock has a stated value of $1,000 per share and is initially convertible at the option of ComVest into 14,285.71 shares of the Issuer's Common Stock, subject to customary antidilution provisions, as set forth in the Certificate of Designation.

         On July 31, 2006, in connection with the exercise of the Option, the Issuer issued 5,000 shares of its Series D Convertible Preferred Stock and Warrants to purchase up to 32,142,829 shares of the Issuer's Common Stock to ComVest.

         The obligations of the Issuer under the Purchase Agreement are secured by substantially all of the assets of the Issuer (the "Collateral"), as set forth in that certain Security Agreement dated as of November 9, 2005 (the "Security Agreement"). Pursuant to the Security Agreement, ComVest holds a first priority perfected lien and security interest in the Collateral, which security interest shall rank senior in lien priority to any other existing or future indebtedness of the Issuer.

CUSIP NO. 45032A104            AMENDED SCHEDULE 13D         Page 8 of 9 Pages



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended and restated in its entirety as follows:

         (a) Including the shares of Common Stock and the shares of Series D Preferred Stock (on an as converted basis) that ComVest acquired on the Initial Closing Date, on the Second Closing and by exercising the Option, ComVest has the beneficial ownership of 264,239,235 shares of Common Stock of the Issuer, representing 71.4% of the Issuer's issued and outstanding Common Stock.

         Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

         (b) Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

         (c) On May 4, 2006, ComVest entered into a transfer agreement whereby a third party purchased from ComVest, 250 shares of the Issuer's Series D Convertible Preferred Stock and Warrants to purchase 1,785,714 shares of the Issuer's Common Stock.

             On May 8, 2006, the Issuer amended the Purchase Agreement to extend the expiration of the Option and to reduce the amount of Warrants issuable upon exercise of the Option to 32,142,829 shares of the Issuer's Common Stock.

             On July 31, 2006, in connection with the exercise of the Option, the Issuer issued and sold 5,000 shares of Series D Preferred Stock, in the aggregate principal amount of $5,000,000 to ComVest.

             On July 31, 2006, in connection with the exercise of the Option, the Issuer issued Warrants to ComVest to purchase up to 32,142,829 shares of the Issuer's Common Stock.

             On August 29, 2006, all the Warrants were exercised on a so-called cashless basis for a total of 49,229,300 shares of the Issuer's Common Stock.

         (d) Not applicable.

         (e) Not applicable.

CUSIP NO. 45032A104            AMENDED SCHEDULE 13D         Page 9 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 2006             ComVest Investment Partners II LLC

                                       By: ComVest II Partners, LLC, its
                                           managing member


                                           By:/s/ Michael S. Falk
                                           ------------------------------------
                                           Name:  Michael S. Falk
                                           Title: Managing Member


Dated:  September 13, 2006             ComVest II Partners, LLC


                                       By:/s/ Michael S. Falk
                                       ----------------------------------------
                                       Name:  Michael S. Falk
                                       Title: Managing Member


Dated:  September 13, 2006             ComVest Group Holdings, LLC


                                       By:/s/ Michael S. Falk
                                       ----------------------------------------
                                       Name:  Michael S. Falk
                                       Title: Chairman and Managing Member


Dated:  September 13, 2006             /s/ Michael S. Falk
                                       ----------------------------------------
                                       Michael S. Falk, individually


Dated:  September 13, 2006             /s/ Robert L. Priddy
                                       ----------------------------------------
                                       Robert L. Priddy, individually